UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LOCKHEED MARTIN CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

539830109

(CUSIP Number of Class of Securities)

Marian S. Block

Vice President and Associate General Counsel

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland

(301) 897-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Stephen M. Piper Vice President and Associate General Counsel Lockheed Martin Corporation 6801 Rockledge Drive Bethesda, Maryland 20817 (301) 897-6000	Glenn C. Campbell Hogan Lovells US LLP 100 International Dr., Suite 2000 Baltimore, Maryland 21202 (410) 659-2700	Robert B. Pincus Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square 920 N. King Street Wilmington, Delaware 19801 (302) 651-3001

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,917,208,926.20 (1)	$394,462.94 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Leidos Holdings, Inc. (as reported on the New York Stock Exchange on April 11, 2016) into which shares of common stock of Abacus Innovations Corporation being offered in exchange for shares of common stock of Lockheed Martin Corporation will be converted, and paid in connection with the Registration Statement on Form S-4 of Leidos Holdings Inc., which was filed on April 18, 2016 (Registration No. 333- 210796) (the “Leidos Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Leidos Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $394,462.94	Filing Party: Leidos Holdings, Inc.
Form or Registration No.: Form S-4 (No. 333-210796)	Date Filed: April 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Lockheed Martin Corporation (“Lockheed Martin”) with the Securities and Exchange Commission on July 11, 2016 (the “Schedule TO”).

This Schedule TO relates to the offer by Lockheed Martin to exchange all issued and outstanding shares of common stock of Abacus Innovations Corporation (“Splitco common stock”), par value $0.001 per share, for shares of common stock of Lockheed Martin, par value $1.00 per share (“Lockheed Martin common stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following consummation of the Exchange Offer, Lion Merger Co., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Leidos Holdings, Inc. (“Leidos”), will merge (the “Merger”) with and into Abacus Innovations Corporation (“Splitco”), whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and as a wholly-owned subsidiary of Leidos, and each share of Splitco common stock will be converted into the right to receive one share of common stock, par value $0.0001 per share, of Leidos (“Leidos common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated July 11, 2016 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are included as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-210797) (as amended, the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of Lockheed Martin common stock tendered in the Exchange Offer and to be distributed in any pro rata distribution to the extent that the Exchange Offer is not fully subscribed. Leidos has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-210796) to register the shares of Leidos common stock into which shares of Splitco common stock will be converted in the Merger.

This Amendment No. 1 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

Item 8.	Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(a) Securities Ownership. The following table sets forth all shares of Lockheed Martin common stock beneficially owned, as of July 26, 2016, by each director and executive officer of Lockheed Martin, as well as all directors and all executive officers of Lockheed Martin as a group. All amounts are rounded to the nearest whole share.

Name	Common Stock[1,2]		Stock Units		Total
Executive Officers:
Richard F. Ambrose	220		25,205	[3,4,5]	25,426
Sondra L. Barbour	66,535		23,372	[3,4,5]	89,907
Dale P. Bennett	26,063		27,789	[3,4,5]	53,852
Orlando D. Carvalho	91,369		16,215	[3,5]	107,584
Brian P. Colan	1,573		4,006	[4,5]	5,579
Richard H. Edwards	7,520		13,018	[4,5]	20,538
Marillyn A. Hewson*	211,984		66,270	[3,4,5]	278,254
Maryanne R. Lavan	4,796		23,291	[3,4,5]	28,087
John W. Mollard	2,216		4,114	[4,5]	6,330
Bruce L. Tanner	324,208		29,429	[3,4,5]	353,638
Directors:
Daniel F. Akerson	5,022	[6]	2,128	[8]	7,150
Nolan D. Archibald	22,768		0		22,768
Rosalind G. Brewer	6,371		3,374	[8,9]	9,745
David B. Burritt	8,502		12,053	[8,9]	20,555
Bruce A. Carlson	691		680	[8,9]	1,371
James O. Ellis, Jr.	17,527		346	[8]	17,873
Thomas J. Falk	5,250	[7]	8,202	[8]	13,452
Ilene S. Gordon	0		291	[8]	291
James M. Loy	0		16,366	[8]	16,366
Joseph W. Ralston	21,081		0		21,081
Anne Stevens	17,457		2,156	[8]	19,613
All directors and executive officers as a group	841,157		278,304		1,119,461

*	Marillyn A. Hewson is Chairman, President & Chief Executive Officer.

(1)	Includes common stock not currently owned but which could be acquired within 60 days following July 26, 2016 through the exercise of stock options for Ms. Barbour 66,460; Mr. Carvalho 65,471; Ms. Hewson 142,369; and Mr. Tanner 266,444. Includes shares payable at termination with respect to vested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Archibald 22,768; Mrs. Brewer 6,371; Mr. Burritt 340; Mr. Carlson 691; Mr. Ellis 17,327; Mr. Ralston 21,081; and Ms. Stevens 17,457. Units for which a director has elected payment in cash are reported in the “Stock Units” column. There are no voting rights associated with stock units.
(2)	Includes shares attributable to the participant’s account in the Lockheed Martin Salaried Savings Plan for Mr. Ambrose 220; Ms. Barbour 75; Mr. Bennett 8,424; Mr. Carvalho 10,460; Mr. Colan 352; Mr. Edwards 4,828; Ms. Hewson 413; Ms. Lavan 645; Mr. Mollard 167; and Mr. Tanner 2,367. Participants have voting power and investment power over the shares.
(3)	Includes stock units attributable to the participant’s account under the Lockheed Martin Corporation Deferred Management Incentive Compensation Plan (including units credited under the Lockheed Martin Corporation Long-Term Incentive Award Plan awards) for Mr. Ambrose 10,729; Ms. Barbour 2,573; Mr. Bennett 11,204; Mr. Carvalho 952; Ms. Hewson 8,208; Ms. Lavan 8,359; and Mr. Tanner 5,925. Although most of the units will be distributed following termination or retirement in shares of stock, none of the units are convertible into shares of stock within 60 days of July 26, 2016. There are no voting rights associated with stock units.
(4)	Includes stock units attributable to the participant’s account under the Non-Qualified Supplemental Savings Plan (“NQSSP”) for Mr. Ambrose 2,159; Ms. Barbour 1,626; Mr. Bennett 3,194; Mr. Colan 112; Mr. Edwards 775; Ms. Hewson 2,702; Ms. Lavan 1,983; Mr. Mollard 608; and Mr. Tanner 3,792. Amounts credited to a participant’s account in the NQSSP are distributed in cash following termination of employment. There are no voting rights associated with stock units.
(5)	Includes unvested restricted stock units (“RSUs”) for Mr. Ambrose 12,317; Ms. Barbour 19,172; Mr. Bennett 13,391; Mr. Carvalho 15,263; Mr. Colan 3,894; Mr. Edwards 12,243; Ms. Hewson 55,360; Ms. Lavan 12,949; Mr. Mollard 3,506; and Mr. Tanner 19,712. Each RSU represents a contingent right to receive one share of common stock. There are no voting rights associated with unvested RSUs.
(6)	Includes 22 shares owned by Mr. Akerson’s spouse’s family trust.
(7)	Represents shares beneficially owned by Mr. Falk and his spouse through a family limited partnership.
(8)	Includes vested stock units under the Directors Equity Plan for Mr. Akerson 2,128; Mrs. Brewer 346; Mr. Burritt 6,742; Mr. Carlson 332; Mr. Ellis 346; Mr. Falk 8,202; Mr. Loy 16,366; and Ms. Stevens 2,156 for which directors have elected to receive distributions of units in the form of cash; and 291 unvested stock units credited on July 1, 2016 to Ms. Gordon under the Directors Equity Plan. There are no voting rights associated with stock units.
(9)	Includes stock units under the Directors Deferred Compensation Plan representing deferred cash compensation for Mrs. Brewer 3,029; Mr. Burritt 5,311; and Mr. Carlson 348. The stock units (including dividend equivalents credited as stock units) are distributed in the form of cash. There are no voting rights associated with stock units.

(b) Securities Transactions. Based on the information available to Lockheed Martin as of July 26, 2016, the following table sets forth the transactions in Lockheed Martin common stock by directors and executive officers of Lockheed Martin in the past 60 days.

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction*
Brian P. Colan	May 27, 2016 – July 22, 2016 (1)	Acquired 11.2844 shares of common stock (1)	(1)	Matching contribution under 401(k) plan
Richard F. Ambrose	May 27, 2016 – July 22, 2016 (2)	Acquired 20.4374 stock units (2)	(2)	Matching contribution under nonqualified 401(k) plan
Sondra L. Barbour	May 27, 2016 – July 22, 2016 (3)	Acquired 20.4374 stock units (3)	(3)	Matching contribution under nonqualified 401(k) plan
Dale P. Bennett	May 26, 2016 – July 22, 2016 (4)	Acquired 23.3975 stock units (4)	(4)	Matching contribution under nonqualified 401(k) plan
Richard H. Edwards	May 27, 2016 – July 22, 2016 (5)	Acquired 20.4374 stock units (5)	(5)	Matching contribution under nonqualified 401(k) plan
Marillyn A. Hewson	May 27, 2016 – July 22, 2016 (6)	Acquired 46.3723 stock units (6)	(6)	Matching contribution under nonqualified 401(k) plan
Maryanne R. Lavan	May 27, 2016 – July 22, 2016 (7)	Acquired 21.706 stock units (7)	(7)	Matching contribution under nonqualified 401(k) plan
John W. Mollard	May 27, 2016 – July 22, 2016 (8)	Acquired 11.2758 stock units (8)	(8)	Matching contribution under nonqualified 401(k) plan
Bruce L. Tanner	May 27, 2016 – July 22, 2016 (9)	Acquired 27.3438 stock units (9)	(9)	Matching contribution under nonqualified 401(k) plan
Richard F. Ambrose	June 24, 2016	Acquired 1.4955 shares of common stock	$239.70	Dividend reinvestment
Sondra L. Barbour	June 24, 2016	Acquired 0.5114 shares of common stock	$239.70	Dividend reinvestment
Dale P. Bennett	June 24, 2016	Acquired 177.6815 shares of common stock	$239.70	Dividend reinvestment
Orlando D. Carvalho	June 24, 2016	Acquired 183.6712 shares of common stock	$239.70	Dividend reinvestment
Brian P. Colan	June 24, 2016	Acquired 10.71 shares of common stock	$239.70	Dividend reinvestment
Richard H. Edwards	June 24, 2016	Acquired 18.518 shares of common stock	$239.70	Dividend reinvestment
Marillyn A. Hewson	June 24, 2016	Acquired 478.8332 shares of common stock	$239.70	Dividend reinvestment
Maryanne R. Lavan	June 24, 2016	Acquired 32.9273 shares of common stock	$239.70	Dividend reinvestment
John W. Mollard	June 24, 2016	Acquired 15.2272 shares of common stock	$239.70	Dividend reinvestment
Bruce L. Tanner	June 24, 2016	Acquired 16.0539 shares of common stock	$239.70	Dividend reinvestment
Richard F. Ambrose	June 24, 2016	Acquired 87.6567 stock units	$239.70	Dividend reinvestment
Sondra L. Barbour	June 24, 2016	Acquired 28.4376 stock units	$239.70	Dividend reinvestment
Dale P. Bennett	June 24, 2016	Acquired 97.9111 stock units	$239.70	Dividend reinvestment
Orlando D. Carvalho	June 24, 2016	Acquired 6.5101 stock units	$239.70	Dividend reinvestment
Brian P. Colan	June 24, 2016	Acquired 0.7535 stock units	$239.70	Dividend reinvestment
Richard H. Edwards	June 24, 2016	Acquired 5.0975 stock units	$239.70	Dividend reinvestment
Marillyn A. Hewson	June 24, 2016	Acquired 74.0472 stock units	$239.70	Dividend reinvestment
Maryanne R. Lavan	June 24, 2016	Acquired 70.3623 stock units	$239.70	Dividend reinvestment
John W. Mollard	June 24, 2016	Acquired 3.9804 stock units	$239.70	Dividend reinvestment
Bruce L. Tanner	June 24, 2016	Acquired 65.9347 stock units	$239.70	Dividend reinvestment
Daniel F. Akerson	June 24, 2016	Acquired 14.5467 stock units	$239.70	Dividend reinvestment
Nolan D. Archibald	June 24, 2016	Acquired 155.6554 stock units	$239.70	Dividend reinvestment
Rosalind A. Brewer	June 24, 2016	Acquired 65.6556 stock units	$239.70	Dividend reinvestment
David B. Burritt	June 24, 2016	Acquired 84.7281 stock units	$239.70	Dividend reinvestment
Bruce A. Carlson	June 24, 2016	Acquired 9.3752 stock units	$239.70	Dividend reinvestment
James O. Ellis, Jr.	June 24, 2016	Acquired 120.8242 stock units	$239.70	Dividend reinvestment
Thomas J. Falk	June 24, 2016	Acquired 56.0717 stock units	$239.70	Dividend reinvestment
James M. Loy	June 24, 2016	Acquired 111.8873 stock units	$239.70	Dividend reinvestment
Joseph W. Ralston	June 24, 2016	Acquired 144.1208 stock units	$239.70	Dividend reinvestment
Anne Stevens	June 24, 2016	Acquired 134.0874 stock units	$239.70	Dividend reinvestment
Rosalind G. Brewer	June 30, 2016	Acquired 141.0324 stock units	$248.17	Director retainer deferral
Ilene S. Gordon	July 1, 2016	Acquired 290.7560 stock units	$249.35	Director retainer (pro-rated)
Orlando D. Carvalho	July 22, 2016	Acquired 12,700 shares of common stock	$82.52	Stock option exercise
Orlando D. Carvalho	July 22, 2016	Sold 12,700 shares of common stock	$254.78	Sale of common stock
Orlando D. Carvalho	July 22, 2016	Transferred 982 shares of common stock	$0	Gift of common stock

*	For dividend reinvestment transactions, the shares were acquired as a result of dividend reinvestment elections in various accounts.
(1)	Includes the following transactions: 1.2826 shares acquired on May 27, 2016 at $240.09 per share; 1.2888 shares acquired on June 3, 2016 at $238.92 per share; 1.2799 shares acquired on June 10, 2016 at $240.58 per share; 1.2962 shares acquired on June 17, 2016 at $237.56 per share; 1.2846 shares acquired on June 24, 2016 at $239.70 per share; 1.2349 shares acquired on July 1, 2016 at $249.35 per share; 1.2224 shares acquired on July 8, 2016 at $251.90 per share; 1.1983 shares acquired on July 15, 2016 at $256.98 per share; and 1.1967 shares acquired on July 22, 2016 at $257.31 per share.
(2)	Includes the following transactions: 2.3342 units and 2.3228 units acquired on June 3, 2016 at $238.92 per unit and $240.09 per unit, respectively; 2.3181 units acquired on June 10, 2016 at $240.58 per unit; 2.3476 units acquired on June 17, 2016 at $237.56 per unit; 2.3266 units acquired on June 24, 2016 at $239.70 per unit; 2.2366 units acquired on July 1, 2016 at $249.35 per unit; 2.2139 units acquired on July 8, 2016 at $251.90 per unit; 2.1702 units acquired on July 15, 2016 at $256.98 per unit; and 2.1674 units acquired on July 22, 2016 at $257.31 per unit.
(3)	Includes the following transactions: 2.3228 units acquired on May 27, 2016 at $240.09 per unit; 2.3342 units acquired on June 3, 2016 at $238.92 per unit; 2.3181 units acquired on June 10, 2016 at $240.58 per unit; 2.3476 units acquired on June 17, 2016 at $237.56 per unit; 2.3266 units acquired on June 24, 2016 at $239.70 per unit; 2.2366 units acquired on July 1, 2016 at $249.35 per unit; 2.2139 units acquired on July 8, 2016 at $251.90 per unit; 2.1702 units acquired on July 15, 2016 at $256.98 per unit; and 2.1674 units acquired on July 22, 2016 at $257.31 per unit.
(4)	Includes the following transactions: 2.6593 units acquired on May 27, 2016 at $240.09 per unit; 2.6723 units acquired on June 3, 2016 at $238.92 per unit; 2.6538 units acquired on June 10, 2016 at $240.58 per unit; 2.6876 units acquired on June 17, 2016 at $237.56 per unit; 2.6636 units acquired on June 24, 2016 at $239.70 per unit; 2.5605 units acquired on July 1, 2016 at $249.35 per unit; 2.5346 units acquired on July 8, 2016 at $251.90 per unit; 2.4845 units acquired on July 15, 2016 at $256.98 per unit; and 2.4813 units acquired on July 22, 2016 at $257.31 per unit.
(5)	Includes the following transactions: 2.3228 units acquired on May 27, 2016 at $240.09 per unit; 2.3342 units acquired on June 3, 2016 at $238.92 per unit; 2.3181 units acquired on June 10, 2016 at $240.58 per unit; 2.3476 units acquired on June 17, 2016 at $237.56 per unit; 2.3266 units acquired on June 24, 2016 at $239.70 per unit; 2.2366 units acquired on July 1, 2016 at $249.35 per unit; 2.2139 units acquired on July 8, 2016 at $251.90 per unit; 2.1702 units acquired on July 15, 2016 at $256.98 per unit; and 2.1674 units acquired on July 22, 2016 at $257.31 per unit.
(6)	Includes the following transactions: 5.2705 units acquired on May 27, 2016 at $240.09 per unit; 5.2963 units acquired on June 3, 2016 at $238.92 per unit; 5.2597 units acquired on June 10, 2016 at $240.58 per unit; 5.3266 units acquired on June 17, 2016 at $237.56 per unit; 5.2791 units acquired on June 24, 2016 at $239.70 per unit; 5.0748 units acquired on July 1, 2016 at $249.35 per unit; 5.0234 units acquired on July 8, 2016 at $251.90 per unit; 4.9241 units acquired on July 15, 2016 at $256.98 per unit; and 4.9178 units acquired on July 22, 2016 at $257.31 per unit.
(7)	Includes the following transactions: 2.4670 units acquired on May 27, 2016 at $240.09 per unit; 2.4791 units acquired on June 3, 2016 at $238.92 per unit; 2.4620 units acquired on June 10, 2016 at $240.58 per unit; 2.4933 units acquired on June 17, 2016 at $237.56 per unit; 2.4710 units acquired on June 24, 2016 at $239.70 per unit; 2.3754 units acquired on July 1, 2016 at $249.35 per unit; 2.3514 units acquired on July 8, 2016 at $251.90 pre unit; 2.3049 units acquired on July 15, 2016 at $256.98 per unit; and 2.3019 units acquired on July 22, 2016 at $257.31 pre unit.
(8)	Includes the following transactions: 1.2816 units acquired on May 27, 2016 at $240.09 per unit; 1.2878 units acquired on June 3, 2016 at $238.92 per unit; 1.2790 units acquired on June 10, 2016 at $240.58 per unit; 1.2952 units acquired on June 17, 2016 at $237.56 per unit; 1.2836 units acquired on June 24, 2016 at $239.70 per unit; 1.2340 units acquired on July 1, 2016 at $249.35 per unit; 1.2215 units acquired on July 8, 2016 at $251.90 per unit; 1.1973 units acquired on July 15, 2016 at $256.98 per unit; and 1.1958 units acquired on July 22, 2016 at $257.31 per unit.
(9)	Includes the following transactions: 3.1078 units acquired on May 27, 2016 at $240.09 per unit; 3.1230 units acquired on June 3, 2016 at $238.92 per unit; 3.1015 units acquired on June 10, 2016 at $240.58 per unit; 3.1409 units acquired on June 17, 2016 at $237.56 per unit; 3.1128 units acquired on June 24, 2016 at $239.70 per unit; 2.9924 units acquired on July 1, 2016 at $249.35 per unit; 2.9621 units acquired on July 8, 2016 at $251.90 per unit; 2.9035 units acquired on July 15, 2016 at $256.98 per unit; and 2.8998 units acquired on July 22, 2016 at $257.31 per unit.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

Paragraph (a) of Item 10 is supplemented by adding the following paragraph:

The unaudited financial statements of Lockheed Martin as of June 26, 2016, and for the quarters and six months ended June 26, 2016 and June 28, 2015, respectively, are incorporated herein by reference to Lockheed Martin’s Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2016, as filed with the SEC on July 20, 2016. The unaudited interim combined financial statements of the Information Systems & Global Solutions Business of Lockheed Martin as of June 26, 2016 and for the six months ended June 26, 2016 and June 28, 2015, and the unaudited balance sheet of Splitco as of June 26, 2016, are incorporated herein by reference to Exhibits 99.1 and 99.3, respectively, to Lockheed Martin’s Current Report on Form 8-K filed with the SEC on July 29, 2016. The unaudited pro forma combined consolidated financial statements as of and for the six months ended July 1, 2016 and for the 11 months ended January 1, 2016, unaudited supplemental combined consolidated statement of income for the 12 months ended January 1, 2016, and additional financial information included in Exhibit 99.1 to Leidos’ Current Report on Form 8-K filed with the SEC on July 29, 2016 is incorporated herein by reference. The information in Exhibit 12 to Lockheed Martin’s Quarterly Report on Form 10-Q, as filed with the SEC on July 20, 2016, is incorporated herein by reference.

Paragraph (b) of Item 10 is supplemented by adding the following paragraph:

The unaudited pro forma combined consolidated financial statements as of and for the six months ended July 1, 2016 and for the 11 months ended January 1, 2016, unaudited supplemental combined consolidated statement of income for the 12 months ended January 1, 2016, and additional financial information included in Exhibit 99.1 to Leidos’ Current Report on Form 8-K filed with the SEC on July 29, 2016 is incorporated herein by reference.

Paragraph (c) of Item 10 is supplemented by adding the following paragraph:

Lockheed Martin’s Computation of Ratio of Earnings to Fixed Charges is incorporated herein by reference to Exhibit 12 of Lockheed Martin’s Quarterly Report on Form 10-Q filed on July 20, 2016.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following additional exhibits thereto:

Exhibit No.	Description

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 11, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 11, 2016).

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 12, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 13, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 13, 2016).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 14, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 14, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 15, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 18, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 18, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 19, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 19, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 20, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 20, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 21, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 21, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 22, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 22, 2016).

(a)(5)(xii)	Notice of Potential Special Trading Blackout in Connection with the Agreement and Plan of Merger, dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 25, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 25, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 25, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 26, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 26, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 27, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 27, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 28, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 28, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN CORPORATION

By:	/s/ Brian P. Colan
Name:	Brian P. Colan
Title:	Vice President and Controller

Dated: July 29, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal for Lockheed Martin common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.9 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal for Shares of Lockheed Martin common stock (incorporated by reference to Exhibit 99.10 to the Registration Statement).

(a)(1)(viii)	Form of Letter to the Lockheed Martin Savings Plans Participants (incorporated by reference to Exhibit 99.11 to the Registration Statement).

(a)(1)(ix)	Form of Letter to the Sandia Corporation Savings and Income Plan Participants (incorporated by reference to Exhibit 99.12 to the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus—Offer to Exchange, dated July 11, 2016 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press Release, dated July 11, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 11, 2016).

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 11, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 11, 2016).

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 12, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 12, 2016).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 13, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 13, 2016).

Exhibit No.	Description

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 14, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 14, 2016).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 15, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 15, 2016).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 18, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 18, 2016).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 19, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 19, 2016).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 20, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 20, 2016).

(a)(5)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 21, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 21, 2016).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 22, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 22, 2016).

(a)(5)(xii)	Notice of Potential Special Trading Blackout in Connection with the Agreement and Plan of Merger, dated July 25, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Lockheed Martin with the Securities and Exchange Commission on July 25, 2016).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 25, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 25, 2016).

(a)(5)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 26, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 26, 2016).

(a)(5)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 27, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 27, 2016).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 28, 2016 (incorporated by reference to Lockheed Martin’s Form 425 filed on July 28, 2016).

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of January 26, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.1 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

(d)(ii)	Separation Agreement, dated as of January 26, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.2 of Lockheed Martin Corporation’s Current Report on Form 8-K filed on January 27, 2016).

Exhibit No.	Description

(d)(iii)	Employee Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(d)(iv)	Tax Matters Agreement, dated as of January 26, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(d)(v)	Amendment to Agreement and Plan of Merger, dated as of June 27, 2016, among Lockheed Martin Corporation, Leidos Holdings, Inc., Abacus Innovations Corporation and Lion Merger Co. (incorporated by reference to Exhibit 2.7 to the Registration Statement).

(d)(vi)	Amendment to Separation Agreement, dated as of June 27, 2016, between Lockheed Martin Corporation and Abacus Innovations Corporation (incorporated by reference to Exhibit 2.8 to the Registration Statement).

(d)(vii)	First Amendment to Employee Matters Agreement, dated as of June 27, 2016, among Lockheed Martin Corporation, Abacus Innovations Corporation and Leidos Holdings, Inc. (incorporated by reference to Exhibit 99.13 to the Registration Statement).

(d)(viii)	Form of Intellectual Property Matters Agreement (incorporated by reference to Exhibit 2.3 to the Registration Statement).

(d)(ix)	Form of Transition Services Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.4 to the Registration Statement).

(d)(x)	Form of Supply Agreement (Parent to Splitco) (incorporated by reference to Exhibit 2.5 to the Registration Statement).

(d)(xi)	Form of Shared Contracts Agreement – Shared Contracts (Splitco Companies) (incorporated by reference to Exhibit 2.6 to the Registration Statement).

(g)	None.

(h)	Opinions of Davis Polk & Wardwell LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).